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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   SCHEDULE TO
                                  (RULE 13E-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        WESTCOAST HOSPITALITY CORPORATION
     (Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

           OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $.01 PER SHARE,
                  HAVING AN EXERCISE PRICE OF $15.00 PER SHARE,
                         UNDER 1998 STOCK INCENTIVE PLAN
                         (Title of Class of Securities)

                                     95750P
         (CUSIP Number of Class of Securities (Underlying Common Stock,
                           Par Value $.01 Per Share))

                                ARTHUR M. COFFEY
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                        WESTCOAST HOSPITALITY CORPORATION
                      201 WEST NORTH RIVER DRIVE, SUITE 100
                            SPOKANE, WASHINGTON 99201
                                 (509) 459-6100
                     (Name, address, and telephone number of
                    person authorized to receive notices and
                   communications on behalf of filing person)

                                    Copy to:

                                FRANK C. WOODRUFF
                              RIDDELL WILLIAMS P.S.
                      1001 FOURTH AVENUE PLAZA, SUITE 4500
                            SEATTLE, WASHINGTON 98154
                                 (206) 624-3600

      CALCULATION OF FILING FEE
       TRANSACTION VALUATION*                  AMOUNT OF FILING FEE**
            $4,329,460                                $865.89


* Calculated solely for purposes of determining the filing fee. The transaction value represents the aggregate value of 646,188 shares of common stock of WestCoast Hospitality Corporation, the number of shares underlying the options eligible for exchange in this offer. Such aggregate value was calculated based on the common stock's closing sale price of $6.70 on June 27, 2002, as reported by the New York Stock Exchange.

** The amount of the filing fee is calculated in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended.
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[ ] Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                     Amount Previously Paid:  Not applicable.
                     Form or Registration No.:  Not applicable.
                     Filing Party:  Not applicable.
                     Date Filed:  Not Applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1
[X] issuer tender offer subject to Rule 13e-4
[ ] going-private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1.  SUMMARY TERM SHEET.

      The information set forth under the "Summary Term Sheet" section in the Offer to Exchange, dated July 2, 2002, attached hereto as Exhibit (a)(1) (the "Offer to Exchange"), is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

      (a) The name of the issuer is WestCoast Hospitality Corporation, a Washington corporation (the "Company"). The address of the Company's principal executive offices is 201 West North River Drive, Suite 100, Spokane, Washington 99201, and the telephone number at that address is (509) 459-6100. The information set forth in the Offer to Exchange under the caption "Information Concerning WestCoast Hospitality Corporation" is incorporated herein by reference.

      (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to its current employees to exchange options that such employees hold under the 1998 Stock Incentive Plan (the "Plan") to purchase shares of the Company's common stock, par value $.01 per share (the "Common Stock"), having an exercise price of $15 per share (the "Eligible Options"), for new options to be granted under the Plan (the "New Options") to purchase shares of Common Stock (the "Option Shares") upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal attached hereto as Exhibit (a)(2) (the "Letter of Transmittal" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"). The Company will grant a New Option for one Option Share for every two Option Shares that the Company accepts for exchange, and the number of shares of Common Stock subject to the New Options will be equal to one half of the number of shares of Common Stock subject to the Eligible Options that are accepted for exchange. The information set forth in the Offer to Exchange under the caption "Summary Term Sheet," and under Section 1 (Eligibility; Number of Options; Expiration Date),
Section 5 (Acceptance of Options for Exchange and Issuance of New Options) and
Section 8 (Source and Amount of Consideration; Terms of New Options) thereof, is incorporated herein by reference. As of July 2, 2002, the number of shares of Common Stock underlying the Eligible Options was 646,188.

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      (c) The information set forth in the Offer to Exchange under Section 7
(Price Range of Our Common Stock) is incorporated herein by reference.


ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

      (a) The filing person is the issuer. The information set forth under or incorporated by reference in Item 2(a) above is incorporated herein by reference.


ITEM 4.  TERMS OF THE TRANSACTION.

      (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," and under Section 1 (Eligibility; Number of Options; Expiration Date),
Section 3 (Procedures for Tendering Options), Section 4 (Withdrawal Rights),
Section 5 (Acceptance of Options for Exchange and Issuance of New Options),
Section 6 (Conditions of the Offer), Section 8 (Source and Amount of Consideration; Terms of New Options), Section 11 (Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer), Section 12 (Legal Matters; Regulatory Approvals), Section 13 (Material Federal Income Tax Consequences) and Section 14 (Extension of Offer; Termination; Amendment) thereof, is incorporated herein by reference.

      (b) The information set forth in the Offer to Exchange under Section 10 (Interests of Directors and Officers; Transactions and Arrangements Concerning the Options) is incorporated herein by reference.


ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

      (e) The information set forth in the Offer to Exchange under Section 10 (Interests of Directors and Officers; Transactions and Arrangements Concerning the Options) is incorporated herein by reference.


ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      (a) The information set forth in the Offer to Exchange under Section 2 (Purpose of the Offer) is incorporated herein by reference.

      (b) The information set forth in the Offer to Exchange under Section 5 (Acceptance of Options for Exchange and Issuance of New Options) and Section 11 (Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer) is incorporated herein by reference.

      (c) The information set forth in the Offer to Exchange under Section 2 (Purpose of the Offer) is incorporated herein by reference.


ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a) The information set forth in the Offer to Exchange under Section 8 (Source and Amount of Consideration; Terms of New Options) and Section 15 (Fees and Expenses) is incorporated herein by reference.

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      (b) The information set forth in the Offer to Exchange under Section 6
(Conditions of the Offer) is incorporated herein by reference.

      (d) Not applicable.


ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      (a) The information set forth in the Offer to Exchange under Section 10 (Interests of Directors and Officers; Transactions and Arrangements Concerning the Options) is incorporated herein by reference.

      (b) The information set forth in the Offer to Exchange under Section 10 (Interests of Directors and Officers; Transactions and Arrangements Concerning the Options) is incorporated herein by reference.


ITEM 9.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

      (a) Not applicable.


ITEM 10.  FINANCIAL STATEMENTS.

      (a) The information set forth in the Offer to Exchange under Section 9 (Information Concerning WestCoast Hospitality Corporation) and Section 16 (Additional Information), and in the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2001, and the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2002, is incorporated herein by reference.

      (b) Not applicable.


ITEM 11. ADDITIONAL INFORMATION.

      (a) The information set forth in the Offer to Exchange under Section 10 (Interests of Directors and Officers; Transactions and Arrangements Concerning the Options) and Section 12 (Legal Matters; Regulatory Approvals) is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

      (b) Not applicable.


ITEM 12.  EXHIBITS.

      (a)(1)    Offer to Exchange dated July 2, 2002.

      (a)(2)    Form of Letter of Transmittal.

      (a)(3)    Form of Initial Letter to Eligible Option Holders.

      (a)(4)    Form of Overview for Eligible Option Holders.

      (a)(5)    Form of Frequently Asked Questions for Eligible Option Holders.

      (a)(6)    Form of Reminder Letter to Eligible Option Holders.

      (a)(7)    Form of Confirmation Letter to Tendering Option Holders.

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      (a)(8) WestCoast Hospitality Corporation Annual Report on Form 10-K for
its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002 and incorporated herein by reference.

      (a)(9) WestCoast Hospitality Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 15, 2002 and incorporated herein by reference.

      (b)  Not applicable.

      (d) The Company's 1998 Stock Incentive Plan, as amended, filed as Exhibit
10.1 to the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001 and incorporated herein by reference.

      (g)  Not applicable.

      (h)  Not applicable.


ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

      (a)  Not applicable.











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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

           Dated:  July 2, 2002.
                                     WESTCOAST HOSPITALITY CORPORATION



                                     By  /s/ Arthur M. Coffey
                                         -------------------------------------
                                         Arthur M. Coffey
                                            Executive Vice President and
                                            Chief Financial Officer

















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                                INDEX TO EXHIBITS


EXHIBIT
NUMBER            DESCRIPTION
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(a)(1)            Offer to Exchange, dated July 2, 2002

(a)(2)            Form of Letter of Transmittal

(a)(3)            Form of Initial Letter to Eligible Option Holders

(a)(4)            Form of Overview for Eligible Option Holders

(a)(5)            Form of Frequently Asked Questions for Eligible Option Holders

(a)(6)            Form of Reminder Letter to Eligible Option Holders

(a)(7)            Form of Confirmation Letter to Tendering Option Holders

(a)(8) WestCoast Hospitality Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002 and incorporated herein by reference

(a)(9) WestCoast Hospitality Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 15, 2002 and incorporated herein by reference

(d) The Company's 1998 Stock Incentive Plan, as amended, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001 and incorporated herein by reference